MARY M. THOMPSON

P. O. Box 202887 • Austin, TX 78720
Ph. 512-986-6000 • Cell 512-669-8880
e-mail • Sip1beer@gmail.com

EMPLOYMENT

Director of Beer Education **1999-Present**
North by Northwest Restaurant & Brewery *Austin, Texas*
Designed and teaches all beer education classes

Manager **1996-Present**
Maxson Partnership
Negotiate alll oil leases and handle all financial aspects of partnership. *Austin, Texas*

VICE PRESIDENT/OWNER **1995-1996**
Moon under Water Restaurant & Brewery *Dallas, Texas*
Developed business plan, raised all funding, designed all marketing and public relations programs

BREWERY CONSULTANT **1990-1995**
Texas Association of Brewery Consultants
Reviewed and helped design business plans, marketing plans, PR program design Lucas, Texas

VICE PRESIDENT/OWNER **1982-1990**
Reinheitsgebot Brewing Company *Plano, Texas*
Developed and implemented all marketing and PR programs, handled all licensing and accounting

EDUCATION

United States Brewers Academy **1988**
INTENSIVE BREWING COURSE *Chicago, Illinois*

CANDIDATE FOR MARKETING DEGREE **1967-1971**
Texas Christian University *Ft. Worth, Texas*

ACHIEVEMENTS

- First active female member of Master Brewers Assoc. of the Americas — District Texas
- First woman elected district president in 100 yr. history of the Master Brewers
- Elected Technical Chairman of District Texas and for two terms as Secretary /Treasurer of District Texas
- Elected District Texas representatives to the Master Brewers Assoc. of the Americas' international Board of Governors for three 3-year terms.
- Introduced original brewpub legislation to Texas Legislature. Continued efforts until legislation passed eight years later.
- Served on international MBAA Strategic Planning Committee, and Nominating Committee
- Selected as first chair of international MBAA Marketing Committee
- Served on international MBAA Membership Committee and Long Range Planning Committee. Appointed co-chair of Long Range Planning Committee to develop strategic plan for MBAA
- Served on Advisory Board of Association of Brewers